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                                                                      EXHIBIT 20




[LOGO]  THE ASSOCIATES

NEWS

Media Contact: Joe Stroop          FOR IMMEDIATE RELEASE
               972-652-4743
               joe_stroop@afcc.com

             THE ASSOCIATES ANNOUNCES JAPANESE ACQUISITION

DALLAS (March 19, 1998)-- Associates First Capital Corporation today announced that it has agreed in principle to purchase DIC Finance, the ninth-largest consumer finance company in Japan, from the Daiei Group. The acquisition is expected to close in the second quarter of 1998.

DIC Finance has 204 branches and 1,100 employees throughout Japan. After the purchase, it will continue to operate under its current name and management.

The acquisition will strengthen The Associates consumer lending position in Japan, where it has had a presence since 1979, according to Keith W. Hughes, the company's chairman and chief executive officer.

"DIC has an extensive branch distribution network, augmented by automated teller and contract machines, that will complement our existing operations in Japan," Mr. Hughes said. "DIC also has experienced management and excellent employees. We are pleased to welcome them to our organization."

Through its subsidiary, AIC Corporation, The Associates is the largest foreign-owned consumer finance company in Japan. The combined operation will position The Associates as Japan's sixth- largest finance company, based on total receivables.

The Associates will have a total presence of over 3,000 employees, more than 600 locations and (Y)530 billion (approximately US$4 billion) in net receivables.

Associates First Capital Corporation (NYSE: AFS) is the largest publicly traded finance company in the United States, providing consumer and commercial finance, leasing and related services through 2,265 offices in the U.S. and internationally. Based in Dallas, it is a majority-owned subsidiary of Ford Motor Company. Ford has announced plans to spin off its remaining shares in The Associates on April 7, 1998, to Ford shareholders of record on March 12, 1998.

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Investor Contacts

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Dianne Douglas, (972) 652-7294
dianne_douglas@afcc.com

Shareholders:
Call 1-888-NYSE-AFS